Exhibit 99.2

JAGUAR MINING INC.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
in respect of the nine months ended September 30, 2007 and 2006

All amounts are expressed in US$ unless otherwise indicated.

INTRODUCTION
This Management’s Discussion and Analysis has been prepared as of November 8, 2007 and contains certain “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian Securities laws.  All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Jaguar Mining Inc. (“Jaguar” or “the Company”) are forward-looking statements that involve various risks and uncertainties, including those set out in the Company’s Annual Information Form dated December 31, 2006 filed electronically under the Company’s name on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, and its filings, including the Company's Annual Report on Form 40-F for the year ended December 31, 2006, with the U.S. Securities and Exchange Commission, which are available at www.sec.gov through EDGAR.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The following discussion of the operating results and financial position of the Company should be read in conjunction with the interim unaudited consolidated financial statements and the notes thereto of the Company for the nine months ended September 30, 2007 with comparative figures for the nine months ended September 30, 2006 and the consolidated financial statements of the Company and notes thereto for the years ended December 31, 2006 and 2005.  The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.  Further information about the Company is available on SEDAR at www.sedar.com and on its corporate website www.jaguarmining.com.

The average rates of exchange for the Canadian dollar (Cdn.$) per US$1.00 were 1.04 for Q3 2007, 1.10 for Q2 2007, 1.17 for Q1 2007 and 1.13 for the year 2006.  The average rates of exchange for the Brazilian real (R$) per US$1.00 were 1.92 for Q3 2007, 1.98 for Q2 2007, 2.11 for Q1 2007 and 2.17 for the year 2006.

SUMMARY DESCRIPTION OF JAGUAR’S BUSINESS
Jaguar, a corporation existing under the laws of Ontario, is engaged in the acquisition, exploration, development and operation of mineral properties in the Iron Quadrangle region of Brazil, a greenstone belt located east of the city of Belo Horizonte in the state of Minas Gerais.  Jaguar intends to become a mid-size gold producer with production of 300,000 ounces (“oz”) per year beginning in 2009.  Jaguar believes it has the ability to convert its mineral resources to mineral reserves in order to sustain its production goals for ten years or more.  Jaguar is currently producing gold at Sabará and Turmalina.  Jaguar’s objectives are to complete the development of its Paciência and Caeté Projects, expand production, continue to aggressively explore the properties it controls in Brazil and control costs to enhance shareholder value.  Jaguar believes it has the necessary funds to complete the build-out of its two projects under development and reach the 300,000 oz production target for 2009.  Once Jaguar reaches this level of production, the Company believes it will have a cost structure that will place it in the lower quartile of all primary gold producers.  Jaguar also has the potential to find additional gold deposits at its 72,000 acres of prime exploration properties in the Iron Quadrangle as well as through its joint venture with Xstrata plc (“Xstrata”) in Northern Brazil where exploration at the Pedra Branca Project has begun.

Jaguar has measured and indicated resources of 17,572,460 tonnes (“t”) with an average grade of 5.12 g/t containing 2,894,860 oz of gold and 5,923,300 t of inferred resources with an average grade of 4.46 g/t containing  850,210 oz of gold. Jaguar’s proven and probable mineral reserves, which are included in total resources, are 7,229,160 t with an average grade of 4.90 g/t containing 1,138,870 oz of gold.

RESULTS OF OPERATIONS
Summary of Quarterly Results
(unaudited) (in thousands of $, except per share amounts)
Quarter ended	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec
Year	2007	2007	2007	2006	2006	2006	2006	2005
Net sales	$14,962	$11,415	$6,542	$6,304	$7,279	$5,471	$2,125	$1,543
Net income (loss)	$(8,654)	$(3,685)	$(496)	$(6,181)	$2,441	$(2,841)	$(6,164)	$(6,808)
- per share basic	$(0.16)	$(0.07)	$(0.01)	$(0.13)	$0.05	$(0.06)	$(0.18)	$(0.21)
- per share diluted	$(0.16)	$(0.07)	$(0.01)	$(0.13)	$0.05	$(0.06)	$(0.18)	$(0.21)

Summary of Key Operating Results
	Q3 2007	YTD 2007	Q3 2006	YTD 2006
Sales ($000)	$14,962	$32,919	$7,279	$14,875
Oz sold	21,546	48,608	11,957	24,506
Average realized price $ / oz	$694	$677	$608	$607
Gross profit ($000)	$2,579	$10,282	$2,345	$3,477
Net income (loss) ($000)	$(8,654)	$(12,835)	$2,441	$(6,564)
- per share basic	$(0.16)	$(0.24)	$0.05	$(0.16)
- per share diluted	$(0.16)	$(0.24)	$0.05	$(0.16)
Weighted avg. shares outstanding	55,238,018	52,979,291	45,333,100	41,508,102
Diluted shares outstanding	55,238,018	52,979,291	46,163,392	41,508,102

Q3 2007 Compared to Q3 2006 and YTD 2007 compared to YTD 2006
Revenue in Q3 2007 and YTD 2007 increased from the corresponding periods in 2006 due to both an increase in oz sold and an increase in the average realized gold price.  These increases resulted in increases in gross profit.

Review of Certain Operating Expenses and Other Income and Expenses
(in thousands of $)
	Q3 2007	YTD 2007	Q3 2006	YTD 2006
Stock based compensation	$610	$4,851	$130	$2,926
Administration	$2,591	$6,805	$1,495	$5,116
Unrealized forward sales derivative (gain) loss	$3,767	$2,755	$(2,292)	$4,384
Realized forward sales derivative loss	$1,572	$3,333	$-	$-
Unrealized forward fx derivative (gain)	$(891)	$(1,444)	$(44)	$(781)
Realized forward fx derivative (gain)	$(681)	$(1,280)	$(217)	$(406)
Foreign exchange loss (gain)	$152	$(2,150)	$656	$(2,118)
Amortization of deferred financing expenses	$-	$-	$190	$507
Interest expense	$3,296	$7,647	$43	$217
Interest income	$(1,697)	$(3,228)	$(606)	$(1,285)

•	Stock based compensation expense varies depending upon when stock options vest.

•
Administration costs increased from $1.5 million in Q3 2006 to $2.6 million in Q3 2007 (and increased from $5.1 million for the nine months ended September 30, 2006 to $6.8 million for the same period in 2007.) The increases were mainly due to legal and other costs related to certain strategic initiatives conducted during the quarter, and increased staffing needs related to the management of the engineering, procurement and construction (EPC) department as a result of Jaguar’s expansion of operations in Brazil.  In addition, costs increased due to the strengthening of the R$ against the US$, consulting fees related to the assessment of internal controls and procedures and management incentive payments.

•
During Q3 2007, the Company recognized an unrealized loss of $3.8 million on forward sales contracts, as required by the Turmalina loan facility, to manage the commodity price exposure on gold sales versus a gain of $2.3 million in Q3 2006.  During the nine months ended September 30, 2007 the Company recognized an unrealized loss of $2.8 million versus an unrealized loss of $4.4 million for the same period in 2006.  During Q3 2007, the Company recognized a realized loss of $1.6 million on forward sales contracts versus $nil for Q3 2006 and a realized loss of $3.3 million for YTD 2007 versus $nil for the YTD 2006 (See Risk Management Policies - Hedging).

•
The Company recognized unrealized gains of $891,000 for Q3 2007 and $44,000 for Q3 2006 on forward foreign exchange contracts used to manage currency exposure on the R$ (and unrealized gains of $1.4 million for YTD 2007 and $781,000 for YTD 2006).  The Company also recognized realized gains of $681,000 for Q3 2007 and $217,000 for Q3 2006 on forward foreign exchange contracts. For the nine months ended September 30, 2007 the Company recognized $1.3 million versus $406,000 for the YTD 2006 (See Risk Management Policies - Hedging).

•
Foreign exchange losses of $152,000 were recognized in Q3 2007 ($2.2 million exchange gain YTD 2007) and $656,000 in Q3 2006 ($2.1 million exchange gain YTD 2006) primarily due to unfavorable effects of the R$ and Cdn$ during the Q3 2007 and Q3 2006 quarters and due to the strengthening of the R$ over the US$ during the YTD periods.

•
Commencing in Q1 2006, deferred finance fees relating to the Turmalina loan facility were amortized over the life of the loan.  Deferred finance fees of $190,000 were expensed in Q3 2006 ($507,000 YTD 2006).  Commencing in Q1 2007, the Company adopted Section 3855 of the CICA handbook (Note 1(a)) and deferred finance fees were included in the carrying value of the loan and amortized as interest expense.

•
Interest expense increased from $43,000 in Q3 2006 to $3.3 million in Q3 2007.  The Company incurred interest expense of $7.6 million for the nine months ended September 30, 2007 ($217,000 for the same period in 2006).  The increases were due to an increase in debt and requirements under new accounting standards which require the costs associated with the issuance of the related debt be amortized as interest expense.  A total of $878,000 of debt issuance and related costs were recognized as interest expense during Q3 2007 ($2.1 million YTD 2007).

•
Interest income increased from $606,000 in Q3 2006 to $1.7 million in Q3 2007 ($3.2 million YTD 2007 versus $1.3 million YTD 2006) due to interest earned on higher bank deposits.  Interest income was earned from deposits held in banks in Canada, the U.S. and Brazil.

Production and Operating Performance
Q3 2007 Operating Data
	Ore Processed (t000)	Feed grade (g/t)	Recovery grade (g/t)	Production (oz)	Cash Operating cost/t	Cash Operating cost/oz
Sabará	149	1.91	1.30	6,832	$20.9	$473
Turmalina	98	4.95	4.25	13,502	$42.0	$280
Total	247	3.11	2.47	20,334	$29.3	$346

Q3 2006 Operating Data
	Ore Processed (t000)	Feed grade (g/t)	Recovery grade (g/t)	Production (oz)	Cash Operating cost /t	Cash Operating cost /oz
Caeté	35	2.10	1.54	2,011	$39.13	$643
Queiroz	21	3.29	2.93	1,927	$42.89	$451
Sabará	136	3.03	2.26	8,106	$20.18	$288
Total	192	2.83	2.16	12,044	$26.11	$373

YTD 2007 Operating Data
	Ore Processed (t000)	Feed grade (g/t)	Recovery grade (g/t)	Production (oz)	Cash Operating cost/t	Cash Operating cost/oz
Sabará	363	2.19	1.47	18,143	$23.0	$436
Turmalina	252	4.96	4.27	31,508	$37.8	$255
Total	615	3.32	2.62	49,651	$29.1	$321

YTD 2006 Operating Data
	Ore Processed (t000)	Feed grade (g/t)	Recovery grade (g/t)	Production (oz)	Cash Operating cost /t	Cash Operating cost /oz
Caeté	99	2.25	1.63	4,682	$37.64	$618
Queiroz	66	3.82	3.44	7,146	$40.06	$357
Sabará	322	2.66	2.01	16,745	$19.49	$305
Total	487	2.73	2.12	28,573	$25.97	$369

PROJECT DEVELOPMENT REVIEW - OPERATIONS AND EXPLORATION
2007 Production
For the quarter ending September 30, 2007, the Company produced 20,334 oz of gold at an average cash operating cost of $346 per oz for its Sabará and Turmalina operations with 66% of the production from Turmalina at a cash operating cost of $280 per oz.

Management estimates gold production for 2007 is expected to total approximately 75,000 oz at an average cash operating cost between $320 and $330 per oz. Given the trend in global exchange rates, the Company’s current estimate incorporates an average annual exchange rate for 2007 between the Brazilian real and the U.S. dollar of R$1.90 = US$1.
A review of operations, project development and exploration during Q3 2007 for the Company is as follows:

Turmalina
Operations
During Q3 2007, Turmalina produced 13,502 oz of gold representing 66% of the total production of gold from Turmalina at a cash operating cost of $280 per oz.  During Q2 2007, management implemented an optimization program at Turmalina to increase the overall metallurgical recovery at the operation.  This program was successfully completed during Q3 2007. As a result, gold metallurgical recovery at Turmalina increased to 90%.  In the 30-day period following the completion of the optimization program, the operation achieved internal targets for tonnes processed, metallurgical recovery and ounces produced.  Approximately $1.1 million of special charges were included in other cost of goods sold for Q3 2007 relating to the optimization program. These charges were the result of planned reductions to operating rates at the metallurgical plant for testing and the adjacent mine, consultants employed to assist in identifying the operating issues related to lower-than-design recoveries and other factors. The information Jaguar’s management team obtained from this effort is expected to benefit other Jaguar operations in the future.

For 2007, Turmalina is estimated to produce 51,500 oz. Total cash costs of production are estimated to range between $260 and $270/oz based on an average exchange rate in 2007 of R$1.90 per US$1.

Turmalina is an underground mine utilizing the “sublevel stoping with paste fill” and “cut and fill” mining methods.  From the beginning of Q4 2007, Turmalina has been processing 1,200 t/day of ore in the CIP (carbon-in-pulp) plant, which is the design operating level.

Exploration - Brown Field
Continued exploration work at the Turmalina mine confirms the geology of the ore bodies currently being mined is consistent with major gold mines elsewhere in the Iron Quadrangle.  The mine’s Main and Northeast ore bodies remain open at depth and Jaguar has launched a ‘go-deep’ exploration program to a depth of 1,000 m to confirm the continuity of the mineralization to this depth. Additional exploration efforts in the surrounding area have led to the discovery of a third mineralized area, referred to as the Satinoco structure, where three new areas of mineralization have been identified. The Satinoco structure is located approximately 300 m from the Main ore body at the Turmalina mine.
During Q2 2007, the Company reported the results of a 12,000-m surface in-fill drilling program at Satinoco.  Geological modeling of the drill results led to additional mineral resource estimates for Turmalina, which included measured and indicated resources of 450,700 t with an average grade of 4.72 g/t containing 68,400 oz of gold and 1,856,000 t of inferred resources with an average grade of 3.48 g/t containing 207,700 oz of gold.  Jaguar recently filed a NI 43-101 technical report in connection with these resources, which are only to a depth of 250 m from surface. The mineralization remains open at depth.

In October 2007, Jaguar completed the underground cross cut to access the Satinoco structure through the existing ramp developed by the Company to mine Turmalina’s Main and Northeast ore bodies.  The cross cut will be utilized to transport ore from Satinoco out the Turmalina mine entrance.  During the excavation process of the cross cut to the Satinoco structure, economic grades of gold were discovered in channel samples.  As announced by the Company in September 2007, Jaguar is concluding a complementary 12,000 m in-fill diamond drill program as part of the feasibility work to convert resources to reserves for the Turmalina Expansion.  Preliminary engineering to expand the processing circuits above ground at Turmalina is underway with a projected start-up date of Q1 2009. The feasibility study for the expansion of Turmalina is expected to be completed by the end of 2007.

Sabará
Operations
During Q3 2007, Sabará produced 6,832 oz of gold at an average cash operating cost of $473 per oz.  Sabará’s costs were higher in Q3 2007 compared to the prior year primarily due to lower ore grades, which were expected.  The Company is currently evaluating a new oxide zone near the Sabará mine to possibly bring into the mine plan during 2008. These new resources could significantly reduce cash operating costs for this operation.

Sabará is expected to produce 24,000 oz of gold in 2007 at average cash operating cost ranging between $450 and $460 per oz.  This estimate is based on an average exchange rate in 2007 of R$1.90 per US$1.

Sabará is an above ground limited life oxide mine from which ore is processed at a 1,500 t/day CIC (carbon-in-column) plant.

Exploration - Green Field

During Q3 2007, the Company concluded drilling activities at an oxide zone near the Sabará mining and processing complex.  The Company is in the process of calculating the estimated resources for this new zone as well as preparing the necessary reports required to obtain permits and licenses.

In addition, the Company is conducting channel sampling, soil geochemistry and trenching at three different targets near the Sabará operations.  Preliminary results are encouraging and have given rise to a defined drill program, which will be executed in the months ahead.

Paciência Project
Development
Construction progress at the Paciência Project remains on budget and on schedule. At mid-October, the overall project was approximately 70% complete and continues on track for a Q1 2008 commissioning date.

Jaguar intends to use a cut and fill mining method at the Santa Isabel Mine, which contemplates a treated tailings backfill system. The Santa Isabel mine is approximately 85% complete and on schedule to commence mining operations in Q1 2008.  Ore produced at the Santa Isabel mine will be transported to the CIP processing plant under construction.  The processing facilities will include crushing and grinding circuits followed by a gravity separation circuit, which is expected to initially recover approximately 40% of the available (“free”) gold, along with a leaching and carbon-in-pulp adsorption/desorption/recovery (“CIP-ADR”) plant to process the downstream gravity-removed ore pulp. The metallurgical circuit is expected to raise the overall recovery to an estimated 93%.

The Company recently opened a second mine entrance approximately 2 km to the North of the Santa. Isabel mine entrance and has successfully breached the ‘fresh rock’ section where excavation will take place to connect to the ramp system at the St. Isabel mine at the second level.  From this new entrance, 90 m of excavation had been completed by mid-October.  The Company has been granted all of the required permits and licenses for the construction and commissioning phase.

During Q3 2007, the Company completed and filed the Paciência Project Santa Isabel Mine feasibility study.  The study was prepared for Jaguar by Ivan C. Machado, M.Sc., P.E., P.Eng. of TechnoMine Services, LLC (“TechnoMine”).   Based on the results of the feasibility study, the pre-tax net cash flow over the initial life of the project is estimated at $123.8 million using the following estimates:

Mineral Reserves:	2,714,000 t @ 4.52 g/t Au, containing approximately 394,450 oz of gold
Mill Feed Grade:	4.39 g/t Au
Mining Rate:	400,000 t for 2008;
600,000 t for 2009-2011
513,700 t for 2012
Process Recovery:	93%
Annual Average Production:	73,300 oz per year
Mine Life:	4.85 years
Start Production:	Q2 2008
Total Investment	$52.3 million
Average Cash Cost:	$252 per oz
Total Production Cost:	$386 per oz, including invested capital
Assumed Exchange Rate:	Construction Period: R$2.0 perUS$1
Operating Period: R$2.3 per US$1
Gold Price:	$600
IRR:	26.2%
NPV @ 8%:	$17.8 million after tax
NPV @ 0%:	$49.5 million after tax

Through September 2007, Jaguar has invested $25.4 million in exploration, infrastructure and mine development at the Paciência Project and committed a total of $39.3 million toward the overall Project.

Exploration - Brown Field
Earlier this year, Jaguar successfully concluded a land swap agreement with another gold producer whereby Jaguar expanded the concession package at the Paciência Project to a contiguous 20 km area adjacent to the São Vicente lineament. This land area was first mined in the 17th century by the Portuguese and the old works are highly visible, even from satellite photography. Jaguar’s exploration efforts today are along this same strike at depths deeper than the Portuguese could access without modern mining equipment.

The Company plans to conduct extensive exploration, including drifts for mine development, to add additional tonnes vertically as well as horizontally and further increase the resource base for the Paciência Project.

NW01 Target (Marzagão) - Through mid-October, a total of 24 holes have been drilled to depths of 200 m in the NW 01 target, which is located just North of the new mine entrance. Drill results revealed gold intersections ranging from 2.5 g/t to 15.6 g/t. The intervals for these holes ranged from 0.8 to 4.4 m. Of significance, the characteristics of this new mineralized zone are similar to the grades and widths observed at the Santa Isabel mine. During 2008, Jaguar plans to drill an additional 12,000 m at this target with the intent of delineating a resource to meet National Instrument 43-101 standards.

Conglomerates - A second zone of mineralization at the Paciência Project, not related to the São Vicente lineament where Jaguar has a resource and reserve base, is referred to as the Conglomerates. The zone entails several concessions, which are located approximately 5 km to the East of the Santa Isabel mine main entrance. In 1989 and 1990, two previous concession owners conducted exploration drilling consisting of 75 underground and surface drill holes and underground development. These efforts gave rise to a third-party-estimated resource of over 200,000 oz based on an average grade of 5.72 g/t. These resources are not included in Jaguar’s latest mineral inventory of gold resources as these efforts pre-dated the NI 43-101 standards. In order to estimate the resources held in the conglomerates consistent with NI 43-101 standards, Jaguar is conducting a 9,000-m in-fill drilling program inside this target zone.  Jaguar currently has four drill rigs operating in the area and has recently completed eight drill holes totaling 1,150 m.

Caeté Project
Development
As announced in September, 2007 the Company continues to advance the Caeté Project feasibility study, which has been extended to the end of Q1 2008.  Jaguar previously expected to complete the feasibility study during Q3 2007.  However, new discoveries of deeper mineralized zones at the Roça Grande and Pilar targets, coupled with a revised timing of availability of sufficient power resources required for the new processing plant, extended the time period to develop the feasibility study.  Given the additional capital costs to construct an internal power supply, Jaguar elected to shift the project timetable back by six months rather than maintain the previously announced schedule. The power contract and mine/plant implementation licenses (LI) have been secured for a 2009 start-up.

During Q2 2007, Jaguar completed the geological modeling of the exploration campaigns at the Roça Grande and Pilar targets, which gave rise to the following NI 43-101 compliant resources: measured and indicated resources of 3,690,400 t with an average grade of 5.57 g/t containing 661,200 oz of gold and 726,600 t of inferred resources with an average grade of 5.11 g/t containing 119,450 oz of gold.

The Company plans to construct a centralized CIL (carbon-in-leach) processing plant to process the sulfide ore from Pilar, Roça Grande and other nearby targets.  This new plant is expected to utilize much of the existing infrastructure located at the recently closed heap leach & CIC facility.  By utilizing the existing Caeté plant site, Jaguar expects to minimize any environmental impact.  The Company received the Implementation License (LI) in July 2007 for the Caeté Project.  Jaguar targets initial annual gold production capacity of 90,000 oz commencing in 2009, expanding to 150,000 oz per year in 2012.

Exploration - Brownfield
As part of the Company’s effort to identify and add to the estimated gold resources detailed above, 75,000 m of additional drilling are planned over the next five years in the mineral properties identified to supply the Caeté plant.  During Q4 2007, the Company is planning to drill 22,000 m between the Roça Grande and Pilar targets.  Most of that effort will be conducted at the Roça Grande target, where seven drill rigs are currently in operation. At the Pilar target, where two drill rigs are currently operating, the Company will also conduct drilling to a depth of 800 m to define the continuity of the structure.

Management believes the current drilling program will initially identify approximately one million ounces of gold resources as part of the feasibility study. This estimate is based on a total tonnage of approximately 7.0 million tonnes at an average grade of 5.1 g/t.

Pedra Branca Project
Exploration - Green Field
Jaguar and Xstrata entered into a Joint Venture agreement for Jaguar to explore the Pedra Branca Gold Project in the State of Ceará in Northern Brazil. The Jaguar-Xstrata joint venture has mineral rights to 37 concessions totaling approximately 159,000 acres in a 65-km shear zone.  The concessions are located in and around municipal areas with good infrastructure.  The area is characterized by relatively dry weather, facilitating year-round operations.

Xstrata carried out a preliminary exploration program that covered only 25 km of the shear zone.  The program identified 10 km of soil anomalies, including two large anomalies referred to as Coelho and Mirador.  The relatively shallow work to-date on the Coelho and Mirador targets has provided some promising results with respect to gold mineralization averaging between 2.3-2.5 g/t observed in trenches taken by Xstrata.  For the most part, the mineralized formations uncovered by Xstrata’s preliminary efforts are open along the extremity and lead both companies’ geologists to believe the area has significant potential for gold mineralization, which could include the presence of both oxide and sulfide formations in large structures.

The Company is currently conducting a comprehensive exploration program at the Pedra Branca Project.  Jaguar’s work to date, which included soil geochemistry, trenching and channel and rock sampling, confirmed the trend and the main anomalies reported by Xstrata.  During Q3 2007, Jaguar began a diamond drill program to test the continuity of the mineralization at depth.  This program consists of 25 drill holes totaling 2,000 m.  To date, 8 drill holes totaling 600 m have been completed.

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES
Cash Flow Highlights
(in thousands of $)
	Q3 2007	YTD 2007	Q3 2006	YTD 2006
Operating activities	$(828)	$(2,530)	$(645)	$(5,522)
Financing activities	$115	$89,507	$6,123	$55,895
Investing activities	$(17,806)	$(39,960)	$(15,112)	$(32,462)
Effect of foreign exchange on non-US dollar denominated cash and cash equivalents	$2,586	$5,270	$(739)	$982
Increase (decrease) in cash for the period	$(15,933)	$52,287	$(10,373)	$18,893
Beginning cash balance	$82,979	$14,759	$38,799	$9,533
Ending cash balance	$67,046	$67,046	$28,426	$28,426

Cash flow from operating activities consumed $0.8 million of cash during Q3 2007 primarily because of a $1.1 million of special charges recorded for the optimization effort at Turmalina. These same charges accounted for the majority of the $2.5 million of cash consumed in operations for the nine months ended September 30, 2007, versus cash consumption from operating activities in Q3 2006 of $645,000 and $5.5 million for the first nine months of 2006, respectively.

Financing activities generated $115,000 of cash in Q3 2007 primarily through the receipt of cash from new credit facilities in the amount of $1.6 million which was offset by the repayment of loans in the amount of approximately $1.5 million.  Financing activities generated $6.1 million in cash in Q3 2006 primarily due to the draw down of the remaining $6.4 million made available under the Turmalina loan agreement.

Investing activities consumed $17.8 million of cash during Q3 2007 versus $15.1 million during Q3 2006.  The investments were primarily deployed for mineral exploration, projects under development and the purchase of property, plant and equipment.

Effect of foreign exchange on non-US dollar denominated cash and cash equivalents was a $2.6 million gain during Q3 2007. This reflects the strengthening of the Brazilian real and Canadian dollar versus the US dollar.

Balance Sheet Highlights
(in thousands of $)
	As at September 30, 2007	As at June 30, 2007	As at March 31, 2007	As at December 31, 2006	As at December 31, 2005
Total assets	$232,656	$217,974	$213,513	$124,130	$51,235
Total long term liabilities	$92,082	$79,373	$76,016	$19,179	$4,895

• During Q3 2007 the primary reason for the increase in total assets and long term liabilities was Jaguar purchased mineral rights for approximately $9 million which was financed through a note payable.

Capital Spending Program
Capital Spending in thousands of $
	YTD 2007	Remainder of 2007	Total 2007	2008
Sabará	680	(680)	0	0
Caeté Project	21,403	3,070	24,473	16,566
Turmalina	10,144	(2,190)	7,954	15,591
Paciência Project	14,330	20,392	34,722	5,254
Central store room and improvements	2,456	35	2,491	0
Total capital spending	49,013	20,627	69,640	37,411

Jaguar intends to use cash held in accounts and cash flow generated by operations, which is expected to rise significantly as the operations under development are completed and brought on-line to help finance the expansion at existing operations and the construction of new projects..  Although not envisioned at this time, these projects may also be funded by project debt, equipment financing or other corporate initiatives.

Total Capital Spending during the Period in thousands of $
	Q3 2007	YTD 2007
Capital spending - excluding exploration	16,942	26,612
Capital spending - exploration	8,679	19,945
Central store room and improvements	1,238	2,456
Total capital spending	26,859	49,013

Amount paid in cash	17,806	39,960
Amount financed	9,053	9,053
Total capital spending	26,859	49,013

Jaguar has identified three primary uses of capital over the 2007-2008 period.  These include:
(a)	new mine development and processing capacity and expansion of existing operations
(b)	exploration at brownfield locations in the Iron Quadrangle
(c)	sustaining capital to maintain existing operations

Contractual Obligations
Jaguar’s contractual obligations as at September 30, 2007 are summarized as follows:
	Payments due in $ 000’s
Contractual Obligations	2007	2008	2009	2010	+	Total
Financing
Principal	1,960	11,064	10,249	86,570		109,843
Interest	4,876	9,924	9,533	20,247		44,580
Management Agreements[1]
Operations	186	-	-	-		186
Suppliers Agreements
Mine Operations[2]	1,168	-	-	-		1,168
Drilling[3]	302	-	-	-		302
Asset Retirement Obligations	259	-	-	2,839		3,098
Joint Venture Agreement[4]	-	200	-	-		200
Total	8,751	21,188	19,782	109,656		159,377
1 The management agreement is renegotiated on an annual basis.  See Note 9(a).
2 Jaguar has the right to cancel the mine operations contract with 90 days advance notice.  The amount included in the contractual obligations table represents the amount due within 90 days.
3 Jaguar has the right to cancel the drilling contract with 30 days advance notice.  The amount included in the contractual obligations table represents the amount due within 30 days.
4 Jaguar entered into a formal agreement with Xstrata for Jaguar to explore the Pedra Branca Gold Project in Ceará, Brazil.

Risk Management Policies - Hedging

Forward Gold Sales Contracts - Derivative Financial Instruments
Mineração Turmalina Ltda. (“MTL”), a wholly-owned subsidiary of the Company, obtained a $14 million credit facility that required a strategy be put in place to limit the risk against falling gold prices. In Q4 2005, the Company entered into a forward sales contract agreement with the lender to implement a risk management strategy to manage commodity price exposure on gold sales. A portion of the projected gold produced by the Sabará and Turmalina mining operations was hedged with a forward sales contract for each quarter from Q1 2007 to Q2 2009 for a total of 77,002 oz.  As at September 30, 2007 forward sales contracts for 55,654 oz were outstanding.

The terms of the forward sales contract are as follows:
•	All forward sales contracts are priced at $527.10 per oz (flat forward program).
•	Each contract will be settled in cash at the end of each quarter against the London PM fix (“PM fix”). There is no requirement for delivery of gold.
•
At each settlement date, if the PM fix is lower than $527.10 per oz, then the lender will make a payment to Jaguar equal to the difference between the PM fix and the $527.10 per oz, multiplied by the gold volume for that period according to the future sales contract. Similarly, if the PM fix is higher than $527.10 per oz, then Jaguar will make a payment to the lender equal to the difference between the PM fix and $527.10 per oz, multiplied by the gold volume for that period.

The forward sales contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.

The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.

This derivative financial instrument is not accounted for as a hedge. The unrealized gains and losses are recognized in the operating income of the Company and are a result of the difference between the flat forward contract sales price of the gold and the average forward sales price of gold for the period, adjusted for the time value of money, as at the balance sheet date.

As at September 30, 2007, long term liabilities include $6.0 million (December 31, 2006 - $6.8 million) of unrealized losses related to the forward sales contracts. As at September 30, 2007, current liabilities include $6.9 million (December 31, 2006- $3.4 million) of unrealized losses related to the forward sales contracts. Included in the statement of operations for the nine months ended September 30, 2007, is an unrealized loss on forward sales derivatives of $2.8 million (nine months ended September 30, 2006 - unrealized loss of $4.4 million ) and a realized loss on forward sales derivatives of $3.3 million (nine months ended September 30, 2006 - $nil).

In Q2 2007, the Company initiated discussions with its principal lender to obtain their consent to close the forward sales contract agreements established in connection with the Sabará and Turmalina operations. The Company initiated the discussions with its lenders as management believed gold prices could rise significantly and adversely impact the Company’s future profitability.  In September, 2007 the Company received an amendment to the Turmalina loan facility from the lender, which allows the Company to close the forward sales contracts, subject to certain conditions.

Working with advisors, management has begun implementing a program to terminate the forward sales contracts in connection with the Turmalina loan facility. The Company is finalizing the details of the program with the lender, which is expected to include the purchase of exchange traded positions to offset the current lender forward sales contracts. Subsequent to September 30, 2007, the Company has purchased call options covering 55,500 oz of gold at a strike price of $835 per ounce. Management believes it will complete the program during Q4 2007 so that the related costs will be recorded in 2007.

Forward Foreign Exchange Contracts - Derivative Financial Instruments
The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.  The Turmalina Loan Facility also requires the Company to put in place a strategy to manage the risk of an increase in the value of the R$ relative to the US$.

As at September 30, 2007, the Company has forward foreign exchange contracts to purchase R$34.1 million for $16.0 million with various settlement dates between August 31, 2007 and December 30, 2008 at a weighted average rate of 2.1298. The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts.  As at September 30, 2007, $3.0 million of cash was restricted for this purpose.
The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.

The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.

This derivative financial instrument is not accounted for as a hedge. The unrealized gains and losses will be recognized in the operating income of the Company and are a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

As at September 30, 2007, current assets include $1.9 million and long term assets include $215,000 (December 31, 2006 long term assets included $709,000) of unrealized foreign exchange gains.  Included in the statement of operations for the nine months ended September 30, 2007, is an unrealized gain on forward foreign exchange derivatives of $1.4 million (nine months ended September 30, 2006 - $781,000) and a realized gain on forward foreign exchange derivatives of $1.3 million (nine months ended September 30, 2006 - $406,000).

RELATED PARTY TRANSACTIONS
The Company incurred fees of $562,000 for the nine months ended September 30, 2007 ($552,000 for the nine months ended September 30, 2006) from IMS Engenharia Mineral Ltda. ("IMSE"), a company held by several officers of the Company, who provides operating services to the Company's Brazilian subsidiaries.  The fees are included in management fees in the statement of operations.  Accounts payable and accrued liabilities as at September 30, 2007 includes $nil owing to IMSE (as at December 31, 2006 -$nil).

The Company incurred occupancy fees of $90,000 for the nine months ended September 30, 2007 (nine months ended September 30, 2006 - $90,000) to Brazilian Resources, Inc. (“BZI”), a corporate shareholder, for use of administrative offices. The Company will occupy new administrative office space which will be ready for occupancy on or about December 1, 2007. The term will be three years beginning on the date of occupancy.  The Company paid $50,000 during September 2007 and $108,000 during October 2007 for leasehold improvements at the new administrative office space. The Company also incurred consulting fees and administrative service charges of $399,000 from BZI for the nine months ended September 30, 2007 ($249,000 for the nine months ended September 30, 2006).  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.  The leasehold improvements are included in property, plant & equipment. As at September 30, 2007 accounts payable and accrued liabilities includes $35,000 (December 31, 2006 - $14,000) due to BZI.

With increased activities in the mineral sector, used equipment has become increasingly difficult to acquire in Brazil.  The Company has pursued several opportunities to provide for its mid and long-term equipment needs, including entering a loan agreement with Prometálica Mineração Ltda. (“PML”), a base metal company.  PML’s controlling shareholders are BZI and IMSE, the founding shareholders of the Company.  Loans from Mineração Serras do Oeste Ltda. (“MSOL”), a subsidiary of the Company, to PML allowed PML to purchase processing equipment and properties it had under contract.  The agreement secures the MSOL loan by all PML assets, including mineral rights and equipment. The agreement also grants to MSOL the right to purchase certain equipment from PML at appraised value.  The due date of this loan was December 31, 2005.

During Q3 and Q4 2005, PML repaid substantially the entire principal amount of the loan.  On March 20, 2006, the Company entered into an agreement with PML whereby it agreed to exchange the amount receivable from PML for a 1.5% Net Smelter Royalty ("NSR") on its Monte Cristo project for a term of 4.5 years, which was the expected life of the project.  This agreement was executed on May 10, 2006.  As part of the agreement, the Company agreed to place a moratorium on interest accruing on the loan during Q4 2005.  Commencing on January 1, 2006, the interest rate on the loan was adjusted to the monthly CDI rate in Brazil.  Also as part of the agreement, the Company accepted a transfer of certain mining equipment from PML as partial payment on the loan.  The mining equipment was transferred in Q3 2006.  It was appraised by an independent engineering firm at the time of the agreement and was valued at $327,000.  PML had the right to buy out the NSR on or before December 31, 2006 for the amount of R$3.5 million (approximately $1.8 million as at September 30, 2007).  During Q1 2007, the right to buy out the NSR was extended to September 30, 2007. PML did not purchase the NSR as of September 30, 2007. The NSR was recorded on the Company's books at the amount of the receivable, plus accrued interest through March 20, 2006.  Included in the Company’s long term assets as at September 30, 2007 is a Net Smelter Royalty of $1.5 million (December 31, 2006 - $1.5 million). The royalties due from PML relating to the NSR amount to approximately $200,000 as at September 30, 2007, and are expected to be paid in November 2007. When received, the amount will be deducted from the amount of the carrying value of the NSR.

The Company realized rental income of $173,000 from PML and $110,000 from Prometálica Centro Oeste Ltda. (“PCO”) for the nine months ended September 30, 2007 (nine months ended September 30, 2006 - $nil) for temporarily idle equipment and the use of administrative offices.  PCO is controlled by IMS, a founding shareholder of the Company.  As at September 30, 2007 prepaid expenses and sundry assets includes $128,000 receivable from PML, and $20,000 from PCO (as at December 31, 2006 - $112,000 from PML and $37,000 from PCO).

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION
Effective January 1, 2007 the Company adopted the new CICA Handbook Standards relating to financial instruments.  These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

(a)
Section 3855, “Financial Instruments - Recognition and Measurement” provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments.  This new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale, or other financial liabilities.  The initial and subsequent recognition depends on their initial classification.

•
Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

•	Held-for-trading financial instruments are carried at fair value with changes in the fair value charged or credited to net earnings in the period in which they arise.

•
Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.  Impairment losses are charged to net earnings in the period in which they arise.

•
Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income.  Impairment losses are charged to net earnings in the period in which they arise.

•
Other financial liabilities are initially measured at cost or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

•
All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The standard requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument.  This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred.  If capitalized, transaction costs must be amortized to income using the effective interest method.  This section does not permit the restatement of financial statements of prior periods.

Following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as of January 1, 2007 and/or September 30, 2007:

Cash and cash equivalents	Held-for-trading
Restricted cash	Held-for-trading
Accounts receivable	Loans and receivables
Forward foreign exchange derivative asset	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Forward sales derivative liability	Held-for-trading
Notes payable	Other liabilities

In addition, the Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.
The adoption of this new section resulted in an adjustment to the carrying value of the Company’s previously recognized financial liabilities and an adjustment in the amount of $41,000 to the opening deficit, a reduction of $2.1 million to deferred financing costs, and a reduction to notes payable of $2.1 million as at January 1, 2007.

(b)
Section 1530, “Comprehensive Income”, along with Section 3251, “Equity” which amends Section 3250, “Surplus”, require enterprises to separately disclose comprehensive income and its components as well as net income in their financial statements.  Further, they require enterprises to separately present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income.  Since the Company does not have any elements of comprehensive income, the adoption of these sections did not have any impact on the Company’s financial statements.

(c)
Section 3865, “Hedges” allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation.  Since the Company does not currently have hedging programs in place which qualify for hedge accounting, the adoption of this section did not have any impact on the Company’s financial statements.

ACCOUNTING PRINCIPLES ISSUED BUT NOT YET IMPLEMENTED

(a)	Financial Instruments- Disclosure and Presentation

In December 2006, the CICA published the following two sections of the CICA Handbook: Section 3862 Financial Instruments- Disclosures and Section 3863, Financial Instruments- Presentation. These standards introduce disclosure and presentation requirements that will enable financial statements’ users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed.

(b)	Capital Disclosures

In December 2006, the CICA published section 1535 of the Handbook, Capital disclosures, which requires disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; (iv) if it has not complied, the consequences of such non-compliance. This information will enable financial statements’ users to evaluate the entity’s objectives, policies and processes for managing capital.

(c)	Inventories

In January 2007, the CICA published section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories. Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.

The company is currently assessing the impact of these new recommendations on its financial statements.  These standards must be adopted by the Company for the fiscal year beginning on January 1, 2008.

FINANCING
Early Exercise of Warrants
On February 27, 2007, the Company filed a final short form prospectus to issue up to 340,090 common shares to the holders of 5,398,250 common share purchase warrants, upon early exercise of its listed warrants.  Each warrant entitles the holder to acquire one common share of the Company at a price of Cdn.$4.50 on or before December 31, 2007.  Under the early exercise program, the holder could acquire an additional 0.063 of one common share in the event that such holder exercised the warrants during the 30-day early exercise period that commenced on February 28, 2007 and ended on March 30, 2007.  The early exercise warrant transaction was approved by shareholders on February 27, 2007 and by warrant holders on February 28, 2007.

As at March 30, 2007, 4,818,852 warrants were exercised for gross proceeds of $18.8 million in exchange for 5,122,428 shares.   This represented 89.3% of the listed warrants outstanding on February 28, 2007 thereby forcing the remaining listed warrants (579,398) to be exchanged for 0.2982 common shares of the Company by April 30, 2007 (except those warrants held by U.S. warrant holders who are not accredited investors or who are accredited investors but who did not deliver a subscription form and representation letter pursuant to the program).  As at September 30, 2007, 225,403 of the remaining listed warrants were exchanged for 67,211 shares.

Private Placement
On March 22, 2007, the Company closed a private placement of 75,000 units.  The units were sold by a syndicate led by TD Securities Inc. and included Blackmont Capital Inc., BMO Capital Markets and RBC Capital Markets.  The underwriters exercised their option to purchase an additional 15% of the number of the units offered to cover over-allotments, resulting in aggregate gross proceeds of Cdn.$86.3 million ($74.5 million) from the sale of 86,250 units.

The units are comprised of a secured note in the principal amount of Cdn.$1,000, bearing a coupon of 10.5%, payable semi-annually in arrears, and 25 common shares of Jaguar.  The quota shares of the wholly owned Brazilian subsidiary of the Company, which holds all of the operating assets of the Company, serve as security for the notes. The Company has full rights to and is in the process of substituting for such security the quota shares of a wholly owned Brazilian subsidiary of the Company which will hold the Paciência and Caeté projects only.  A total of 2.16 million new shares were issued relating to the private placement. The notes were listed on the Toronto Stock Exchange (“TSX”) on July 26, 2007 under the symbol JAG.NT.  See Note 6 (h).

NORMAL COURSE ISSUER BID
In August 2006, Jaguar received approval from the TSX for its proposed normal course issuer bid to purchase up to the lesser of 2,291,655 common shares, being 5% of the issued and outstanding common shares of Jaguar, or the number of common shares equal to a maximum aggregate purchase price of $1 million.  The normal course issuer bid commenced on August 25, 2006 and terminated on August 24, 2007.  This was the first normal course issuer bid undertaken by Jaguar, and Jaguar has not previously purchased securities of its own issue.

In August 2007, Jaguar received approval from the TSX for a second normal course issuer bid to purchase up to the lesser of 2,760,224 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$5.25 million. The normal course issuer bid commenced on August 30, 2007 and will terminate on August 29, 2008.  As at September 30, 2007 the Company had not purchased any of its common shares as a result of the second normal course issuer bid.

Jaguar decided to engage in a normal course issuer bid because it believes that, from time to time, the market price of its common shares may not reflect fully the underlying value of its business and future business prospects.  In such circumstances, Jaguar believes the outstanding common shares represent an attractive investment, since a portion of Jaguar’s excess cash can be invested for an attractive risk adjusted return on capital through its bid.

As at September 30, 2007, Jaguar had purchased 1,000 common shares under the August 2006 normal course issuer bid at an average price of Cdn. $4.65 per share.  During August 2007 the Company purchased an additional 62,400 shares under the August 2007 normal course issuer bid at an average price of Cdn.$5.80 per common share. These shares have been cancelled, and any shares purchased under the normal course issuer bid in the future, will be scheduled for cancellation.

SHAREHOLDER RIGHTS PLAN
On January 31, 2007, the Directors of the Company adopted the Rights Plan which is intended to ensure the fair treatment of shareholders in connection with any take-over bid for common shares. The Rights Plan was not being adopted in response to any proposal to acquire control of the Company.  The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure.  It also is intended to provide the Directors with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.

The rights issued under the Rights Plan will become exercisable only when a person, including its affiliates and associates and persons acting jointly or in concert with it, acquires or announces its intention to acquire beneficial ownership of common shares which when aggregated with its current holdings total 20% or more of the outstanding common shares (determined in the manner set out in the Rights Plan) without complying with the Permitted Bid provisions of the Rights Plan or without approval of the Board.  Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be Permitted Bids.  Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for at least 60 days.  In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than the person making the take-over bid and its affiliates and associates and persons acting jointly or in concert with it, to purchase additional common shares at a substantial discount to the market price of the common shares at that time.

The TSX accepted notice of the Rights Plan, which was ratified by the shareholders on May 10, 2007.

NON-GAAP PERFORMANCE MEASURES
The Company has included the non-GAAP performance measures listed below in this document.  These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.  The Company has included Cash Operating Cost per tonne processed and Cash Operating Cost per ounce processed  because these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

Summary of All Plants Cash Operating Cost per tonne processed
	Q3 2007	YTD 2007
Production cost per statement of operations	$8,818,000	$17,450,000
Change in inventory[1]	$(1,588,000)	$425,000
Production cost of tonnes processed[2]	$7,230,000	$17,875,000
divided by
Tonnes processed	247,000	615,000
equals
Cost per tonne processed	$29.30	$29.10

Sabará Plant Cash Operating Cost per tonne processed
	Q3 2007	YTD 2007
Production cost per statement of operations	$3,586,000	$8,152,000
Change in inventory[1]	$(472,000)	$197,000
Production cost of tonnes processed[2]	$3,114,000	$8,349,000
divided by
Tonnes processed	149,000	363,000
equals
Cost per tonne processed	$20.90	$23.00

Turmalina Plant Cash Operating Cost per tonne processed
	Q3 2007	YTD 2007
Production cost per statement of operations	$5,232,000	$9,298,000
Change in inventory[1]	$(1,116,000)	$228,000
Production cost of tonnes processed[2]	$4,116,000	$9,526,000
divided by
Tonnes processed	98,000	252,000
equals
Cost per tonne processed	$42.00	$37.80

Summary of All Plants Cash Operating Cost per oz processed
	Q3 2007	YTD 2007
Production cost per statement of operations	$8,818,000	$17,450,000
Change in inventory[1]	$(1,805,000)	$(1,505,000)
Production cost of gold produced[2]	$7,013,000	$15,945,000
divided by
Gold produced (oz)	20,334	49,651
equals
Cost per oz processed	$346	$321

Sabará Plant Cash Operating Cost per oz processed
	Q3 2007	YTD 2007
Production cost per statement of operations	$3,586,000	$8,152,000
Change in inventory[1]	$(354,000)	$(242,000)
Production cost of gold produced[2]	$3,232,000	$7,910,000
divided by
Gold produced (oz)	6,832	18,143
equals
Cost per oz processed	$473	$436

Turmalina Plant Cash Operating Cost per oz processed
	Q3 2007	YTD 2007
Production cost per statement of operations	$5,232,000	$9,298,000
Change in inventory[1]	$(1,451,000)	$(1,263,000)
Production cost of gold produced[2]	$3,781,000	$8,035,000
divided by
Gold produced (oz)	13,502	31,508
equals
Cost per oz processed	$280	$255

1 Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.
2 The basis for calculating cost per oz produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

DESIGN OF INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The CEO and CFO have assessed the design of the Company’s disclosure controls and procedures and internal control over financial reporting as at September 30, 2007, pursuant to the certification requirements of Multilateral Instrument 52-109. The Company had previously communicated that a weakness existed in the design of internal control over financial reporting in that not all critical policies and procedures, including accounting policies, had been formally documented and/or formally communicated within the Company. The Company had also anticipated to complete the remediation of this weakness with appropriate communication by the end of Q3 2007. As at September 30, 2007 the Company formally completed the documentation and communication of all critical policies and procedures.

SUBSEQUENT EVENTS
On October 17th, the Company provided an update of operations, exploration and certain strategic initiatives in a general press release. Within that press release, the Company stated the following:

Company Signs Confidentiality Agreements with Gold Producers
Over the past few months, the Company has signed confidentiality agreements with several gold producers to provide such companies access to information concerning the Company's exploration program, operations, financial, legal and other pertinent information. The Company emphasizes that entering into agreements of this nature is quite common in the industry and investors should not consider the presence of such agreements as an indication that the Company is undertaking any efforts to sell the Company or that any takeover of the Company may be forthcoming.

OUTSTANDING SHARE DATA

Common shares and convertible securities outstanding at November 8, 2007 are:

				Common
	Expiry	Exercise	Securities	Shares on
Security	Date	Price	Outstanding	Exercise

Common Shares			55,426,511	55,426,511

Warrants	31-Dec-07	CAD 4.50	336,995	336,995

Agents Options	27-Mar-08	CAD 5.25	144,081	144,081

Options	4-Sep-08	USD 1.00	155,000	155,000
Options	5-Nov-08	CAD 3.75	190,000	190,000
Options	19-May-09	CAD 4.05	685,000	685,000
Options	15-Jun-09	CAD 4.25	120,000	120,000
Options	21-Oct-09	CAD 4.00	157,500	157,500
Options	17-Feb-10	CAD 3.47	757,500	757,500
Options	10-Mar-10	CAD 3.65	212,000	212,000
Options	8-Dec-10	CAD 3.29	40,000	40,000
Options	10-May-11	CAD 5.47	1,010,000	1,010,000
Options	30-Jun-11	CAD 4.41	418,000	418,000
Options	30-Nov-11	CAD 6.40	1,010,000	1,010,000
Options	21-Sep-09	CAD 5.25	200,000	200,000
Options	21-Sep-09	CAD 4.60	100,000	100,000
Options	31-Oct-08	CAD 4.72	50,000	50,000
Options	30-Apr-09	CAD 5.25	50,000	50,000
Options	31-Oct-09	CAD 6.00	50,000	50,000
Options	19-Mar-12	CAD 5.94	1,135,000	1,135,000
Options	1-Sep-11	CAD 4.62	36,000	36,000
Options	7-Sep-12	CAD 6.48	387,500	387,500

Fully diluted common shares				62,671,087

November 08, 2007

Daniel R. Titcomb	James M. Roller
President and CEO	Chief Financial Officer

FORWARD-LOOKING STATEMENTS
Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. This MD&A contains Forward-Looking Statements, including statements concerning  Jaguar's future objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "approximately" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.  These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages  and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.  These Forward-Looking Statements represent our views as of the date of discussion.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's Forward-Looking Statements, see the "CAUTIONARY NOTE" regarding Forward-Looking Statements and "RISK FACTORS" as filed in the Company’s Annual Information Form for the year ended December 31, 2006 filed on SEDAR and available at www.sedar.com,  and its filings, including the Company's Annual Report on Form 40-F for the year ended December 31, 2006, with the U.S. Securities and Exchange Commission, which are available at www.sec.gov through EDGAR.

This MD&A presents estimates of future "total cash cost per ounce" that are not recognized measures under United States generally accepted accounting principles ("US GAAP"). This data may not be comparable to data presented by other gold producers. These future estimates are based upon the total cash costs per ounce that the Company expects to incur to mine gold at the applicable projects and do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable GAAP measure. A reconciliation of the Company's total cash cost per ounce to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company's historical results of operations is set forth in the notes to the financial statements in the Company's Annual Report on Form 40-F for the year ended December 31, 2006 filed with the United States Securities and Exchange Commission, as well as the Company's most recent interim and annual financial statements filed with the Canadian Securities Administrators.

Cautionary Note to U.S. Investors concerning estimates of Inferred and Measured and Indicated Resources
This document includes the term "inferred resources" and "measured and indicated resources".  The Company advises U.S. investors that while such terms are recognized and  permitted under Canadian regulations, the  U.S. Securities and Exchange Commission does not recognize  them.   U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

 "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

GLOSSARY OF MINING TERMS

Carbon-in-leach
A gold recovery process in which a slurry of gold-bearing ore, carbon and cyanide are mixed together.  The cyanide dissolves the gold, which is subsequently absorbed by and separated from the carbon.

Carbon-in-pulp
Similar to carbon-in-leach process, but initially the slurry is subjected to cyanide leaching in separate tanks followed by carbon-in-pulp. Carbon-in-leach is a simultaneous process.

Conversion factors
Weights and measures on this site represent units commonly used in the gold industry.  Conversion factors are provided below:

To Convert Imperial Measurement Units	To Metric Measurement Units	Multiply By
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.454
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857

Cut-off grade
The minimum metal grade at which a tonne of rock can be processed on an economic basis.

Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been resolved.

Development or mine development
Driving openings to access the mineral reserve in an underground mine.

Diamond or core drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

Dilution
The effect of waste or low-grade ore being included unavoidably in the mined ore, lowering the recovered grade.

Doré
The precious metals product of the smelter, containing mainly gold and silver, that requires additional refining to high purity gold.

Drifting
Driving of tunnels through rock usually on a horizontal basis.

Feasibility study
A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production.  This report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.

Grade
The amount of gold in each tonne of ore, usually expressed in grams per tonne.

Heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

Mineralization
Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

NI 43-101
Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.

Ore
Rock, generally containing metallic and non-metallic minerals that can be mined and processed at a profit.

Ounce (troy)
All ounces referenced herein are troy ounces.  Despite the world's gradual conversion to the metric system, the troy ounce remains a fixture of the gold industry and the most important basis for expressing quotations of most gold markets.  One troy ounce equals approximately 31.1 grams in weight.  There are 32.15 troy ounces in a kilogram.

Ramp
An inclined underground tunnel that provides access to an ore body for exploration, ventilation and/or mining purposes in an underground mine.

Refractory Ore
Mineralized rock in which much of the gold is encapsulated in sulphides or other minerals and is not readily amenable to dissolution by cyanide solutions (unlike oxidized ore) even with fine grinding.

Reclamation
The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.  Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.

Recovery
A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.  It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

Recovery Grade
The actual grade of ore realized after the mining and treatment process.

Reserves and Resources
Jaguar’s classification of mineral reserves and resources and the subcategories of each conforms with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, which are in accordance with Canadian Securities Administrators' National Instrument 43-101 dated November 17, 2000.

Mineral resource
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form or quantity and of such a grade or quality that  has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated mineral resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured mineral resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Probable mineral reserve
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources
This document includes the terms “measured and indicated resources”.  The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, the SEC does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Inferred
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling, and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, and workings.

Qualified Person or QP
An individual who, in accordance with NI 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a recognized professional association.

Stockpile
Broken ore heaped on surface or prepared areas underground, pending treatment or shipment.

Stope
Working place in an underground mine where ore is extracted.

Tailings
The material that remains after all economically recoverable metals or minerals of economic interest has been removed from the ore through milling and processing.

Ton
A ton or short ton is a British imperial measure of weight equivalent to 2,000 pounds.

Tonne
A tonne or metric tonne is about 10% greater in weight than a short ton and equivalent in weight to 1000 kilograms or 2,205 pounds.

Waste
Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

CORPORATE DIRECTORY

Jaguar Mining Inc. is a Canadian company
incorporated under the laws of Ontario.

DIRECTORS

Andrew C. Burns[1]
Gil Clausen[3,4]
William E. Dow[3]
Juvenil T. Felix
Gary E. German[1,2,4]
Chairman
Anthony F. Griffiths[1,2,3]
Daniel R. Titcomb
1     Audit Committee
2    Compensation Committee
3    Corporate Governance Committee
4    Health, Safety and Environmental Committee

OFFICERS

Daniel R. Titcomb
President & CEO

Juvenil T. Felix
Chief Operating Officer

James M. Roller
Chief Financial Officer & Treasurer

Lúcio Cardoso
VP Operations

Adriano Nascimento
VP Exploration & Engineering

Robert J. Lloyd
Secretary

ADMINISTRATIVE  OFFICE

48 Pleasant Street
Concord, NH  03301 - USA
Phone: (603) 224-4800
Fax:     (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com

REGISTERED OFFICE

40 King Street West, Suite 5800
Toronto, Ontario
Canada  M5H 3S1

OPERATING OFFICE

Rua Fernandes Tourinho 487, 7th Floor
CEP 30.112-000 - Belo Horizonte - MG
      Brazil

AUDITORS

KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil

LEGAL COUNSEL

Davies, Ward, Phillips &Vineberg LLP
Toronto, Ontario
New York, NewYork

Miller Thomson LLP
Toronto, Ontario

Hinckley, Allen & Snyder LLP
Concord, New Hampshire

BANKS

Bank of America
Boston, Massachusetts

Royal Bank of Canada
Toronto, Ontario

STOCK TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th floor
Toronto, ON  M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com

EXCHANGE LISTING

Toronto Stock Exchange: “JAG”, “JAG.NT”
NYSE Arca: “JAG”